                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------
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AMVESCAP PLC
996825
IMMEDIATE RELEASE  16 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



  Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                       2)    NAME OF DIRECTOR

     AMVESCAP PLC                                ROBERTO DE GUARDIOLA
 ...............................................................................
3)   Please state whether                  4)    Name of the registered
     notification indicates                      holder(s) and, if more
     that it is in respect                       than one holder, the
     of holding of the                           number of shares held
     Director named in 2                         by each of them. (If
     above or holding of                         notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN 2                  -
     ABOVE.
 ...............................................................................
5)   Please state whether                  6)    Please state the nature
     notification relates to                     of the transaction and
     a person(s) connected                       the nature and extent of
     with the Director named                     the directors interest
     in 2 above and identify                     in the transaction.
     the connected person(s).

     AS 3 ABOVE                                  PARTICIPATION IN THE
                                                 AMVESCAP PLC DEFERRED
                                                 FEES SHARE PLAN UNDER
                                                 WHICH DIRECTORS ARE
                                                 ENTITLED TO DEFER ALL OR
                                                 PART OF THEIR FEE INTO
                                                 AMVESCAP PLC ORDINARY
                                                 SHARES
 ...............................................................................
7)   Number of shares/amount               8)       (0.0002%)
     of stock purchased                             of issued Class

        1,075
 ...............................................................................
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9)   Number of shares/amount               10)       (   - %)
     of stock disposed                             of issued Class

           -
 ...............................................................................
11)  Class of security                     12)   Price per share

     ORDINARY SHARES                             (pound)16.30
 ...............................................................................
13)  Date of transaction                   14)   Date company informed

     15 NOVEMBER 2000                            15 NOVEMBER 2000
 ...............................................................................
15)  Total holding following               16)   Total percentage holding
     this notification                           of issued class following
                                                 this notification

       2,576,876                                 0.36%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)  Date of grant                         18)   Period during which or
                                                 date on which exercisable

         -                                               -
 ...............................................................................
19)  Total amount paid (if any)            20)   Description of shares or
     for grant of the option                     debentures involved:
                                                 class, number

         -                                             -
 ...............................................................................
21)  Exercise price (if fixed              22)   Total number of shares or
     at time of grant) or                        debentures over which
     indication that price is                    options held following
     to be fixed at time of                      this notification
     exercise

         -                                             -
 ...............................................................................
23)  Any additional information            24)   Name of contact and tele-
                                                 phone number for queries

         -                                       ANGELA TULLY
                                                 020 7454 3652
 ...............................................................................
25)  Name and signature of                       ANGELA TULLY
     authorised company                          AMVESCAP PLC
     official responsible                        ASSISTANT COMPANY SECRETARY
     for making this
     notification

     Date of Notification   16 NOVEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 16 November, 2000                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary